UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2023
Commission File No. 001-37596
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FERRARI N.V.
(Translation of Registrant’s Name Into English)

_______________________________
Via Abetone Inferiore n.4
I-41053 Maranello (MO)
Italy
Tel. No.: +39 0536 949111
(Address of Principal Executive Offices)
_______________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrari N.V. (the “Company”) is filing this Report on Form 6-K to furnish as exhibits:

•a press release issued by the Company as of the date hereof, providing a periodic report on the buyback program; and

•a press release issued by the Company as of September 25, 2023, providing a periodic report on the buyback program, which was inadvertently omitted from the Report on Form 6-K originally filed by the Company on September 25, 2023 (Commission File No.: 001-37596).

The following exhibits are furnished herewith:
Exhibit 99.1 Press release issued by Ferrari N.V. dated December 12, 2023.
Exhibit 99.2 Press release issued by Ferrari N.V. dated September 25, 2023.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2023	FERRARI N.V.

	By:	/s/ Antonio Picca Piccon
		Name:	Antonio Picca Piccon
		Title:	Chief Financial Officer

Index of Exhibits
Exhibits
Number    Description of Exhibit

99.1        Press release issued by Ferrari N.V. dated December 12, 2023.
99.2 Press release issued by Ferrari N.V. dated September 25, 2023.